

October 21, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: iShares Trust
        Issuer CIK: 0001100663
        Issuer File Number: 333-92935 / 811-09729
        Form Type: 8-A12B
        Filing Date: October 21, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the iShares Large Cap 10% Target Buffer Mar ETF and iShares Large Cap 10% Target Buffer Jun ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications